Exhibit 99.2

Focus Media responds to the allegations raised by Muddy Waters

Focus Media Holding Limited (“Focus Media”) (Nasdaq: FMCN), China’s largest lifestyle targeted out-of-home digital media company, responded today to the allegations raised in a research report by Muddy Waters dated November 21, 2011. The Company maintains that the allegations set forth in the Muddy Waters report (the “Report”) concern matters which have long been disclosed in Focus Media’s historical annual reports and press releases, misrepresent the information they present and attribute motives to management that are based on innuendo and fail to take into account business and commercial considerations relevant to the matters discussed in the Report. The Company denies the allegations entirely.

The LCD screen allegations unfounded and misunderstand the Company’s business

The Report alleges that Focus Media has overstated the number of LCD screens in its LCD display advertising network and made false claims about the location and type of buildings in which its screens are placed.

The Report’s allegation regarding the number of LCD display network screens in the Company’s network is incorrect and reflects a misunderstanding in the types of devices used by the Company and their method of calculation. The Company’s LCD display network consists of: (1) 116,026 LCD screens, (2) 32,478 LCD 2.0 digital picture screens and (3) 29,878 LCD 1.0 picture frame devices (the latter two types of which are devices distinct from, and not calculated in the number of, the picture frames used in the Company’s poster frame network) as of September 30, 2011. The number of these types of screens currently totally amount to: 178,382. We believe that those responsible for compiling the Report based their calculation entirely on the number of basic LCD screens, and ignored the digital screens and LCD picture frame devices, erroneously believing the latter two to be part of the Company’s picture frame network.

The breakdown of the LCD display network installed by different tier cities is showing as follows:

	LCD screens	LCD 2.0 digital picture screens	LCD 1.0 picture frame devices	Total	%

Tier-1 cities	29,707	16,118	-	45,825	25.7%

Tier-2 cities	56,301	16,101	29,878	102,280	57.3%

Tier-3 and beyond cities	30,018	259	-	30,277	17.0%

Total	116,026	32,478	29,878	178,382	100%

The Report’s understanding of the screen distribution of Focus Media’s LCD display network is also incorrect. Total screens in the LCD display network in Tier 1 cities amounted to 45,825, or 25.7% of total screens; across 26 Tier 2 cities amounted to 102,280, or 57.3% of total screens; and across Tier 3 and 4 cities amounted to 30,277, or 17.0% of total screens. This distribution is consistent with and tracks the consumption power of the various tiers.

Moreover, approximately 30% of screens installed in high-traffic office buildings cover approximately 70% of the foot traffic according to a reputable third party survey. The remaining 70% of screens are distributed among residential buildings, urban mall areas and various entertainment venues.

In addition, the poster frame network – which is distinct from and not double-counted with the LCD network described above – consists of: (1) 34,711 “Frame 2.0 digital” picture screens and (2) 391,304 Frame 1.0 picture frames. The number of these types of screens currently totally amount to 426,015 as of September 30, 2011. The in-store network consists of 50,696 LCD screens as of September 30, 2011, which is in addition to the screens in the LCD display network and the poster frame network.

The rate cards applicable to each of these media types are different and the Company’s advertising contract terms specify a building list as well as media type for each customer contract signed.

The Company will recommend to the audit committee to engage a third-party survey firm to conduct an independent accounting of its LCD, poster frame and in-store networks to confirm the Company’s claims.

Allegations relating to historical acquisitions, impairment charges and write-offs impugn the motives of management without foundation or basis

The Company was historically extremely active in growing its business through acquisitions. These acquisitions included investments in the Company’s core outdoor digital advertising business as well as investments into complementary areas outside its core business. Starting in 2009, the Company returned to its core outdoor digital advertising business after realizing that certain acquisitions – particularly in non-core areas – were not producing the results it had expected. The Company has pursued a focused strategy on its core business in recent years that has returned value to shareholders and validates the shift in the Company’s business strategy.

The allegations in the Report amount to no more than a questioning and second guessing of the motives and business judgment of the Focus Media management. While the Company believes it has a track record of highly successful acquisitions, such as of Frame Media and Target Media, that greatly enhanced the Company’s market and competitive positions, other acquisitions – with the benefit of hindsight – were not successful due to a number of factors, including macroeconomic trends, the financial crisis, the departure of key employees from acquired entities, changes in the regulatory environment. The Company denies that such transactions involved impropriety or wrongdoing.

With the benefit of hindsight, the Company’s acquisitions can be divided into several categories:

•	Core assets that provided significant value: The Company believes that major acquisitions including those of Target Media and Framedia fall into this category. These acquisitions greatly enhanced the Company’s market position, removed major competitors from the market and contributed to the Company’s overall profitability.

•	Core assets that did not result in significant value: Transactions such as the acquisition of CGEN and the boat advertising venture are examples of instances where, although the Company was pursuing assets closely related to its core business, the acquisitions ended up not providing the anticipated benefits. There were a range of complicated factors for why these transactions were not as successful as management had hoped, including an unfavorable business environment, the departure of key employees of the acquired entities and other commercial factors.

In the case of CGEN, the Company eventually turned it into a profitable business. For the nine months ended September 30, 2011, the Company’s in-store network generated gross profit of approximately US$23.0 million.

•	Non-core assets that did not result in significant value: The Company decided to pursue an acquisition strategy into additional advertising areas including online advertising (Allyes), wireless advertising (Dotad) and advertising agency businesses (OOH and Dentsu). These acquisitions were pursued with the intention of delivering value to shareholders. A range of factors resulted in their being less successful than hoped for. For instance, in late 2008, new regulations banning the dissemination of unsolicited SMS messages led to the Company’s decision to terminate the wireless advertising business and take an impairment charge for those assets. This was the direct result of the changes in the regulatory environment, and not a result of any impropriety or wrongdoing on the Company’s part.

Unfounded allegations that management pursued acquisitions for their own improper benefit

The Report alleges improprieties in certain of Company’s acquisitions and write-offs that claim the Company’s management had interests in various counterparties and were made for the benefit of Company insiders. The charges are completely unfounded. The only acquisition transactions in which Company management had any interest have been Allyes and OOH, where all such interests were disclosed. The Report takes various facts out of context and impugns the motives and intentions of the Company, its management and its board for various commercial decisions that were made to further the Company’s value to shareholders.

Allyes

In 2007, the initial acquisition of Allyes was made on the basis of an independent third-party valuation and was a strategic acquisition to expand Focus Media’s advertising business from outdoor digital advertising to another area of advertising involving new media, as it was pursuing a strategy at that time to become China’s largest digital media company.

In late 2008, largely as a result of the financial crisis and worsening business environment, Focus Media’s share price declined significantly and the Allyes business suffered during the financial crisis. This resulted in an initial impairment charge of US$218.4 million and was the result of economic and commercial realities, not to any wrongdoing on the Company’s part.

Subsequently, in 2009, original Allyes management, including the president, COO, CTO among other key employees, left Allyes to start other ventures, which further negatively affected the business and prospects of Allyes, resulting in a much lower valuation of the enterprise and the resultant impairment charge. This resulted in the second impairment charge of US$37.4 million in 2009.

In early 2010, while Focus Media was attempting to convince the remaining Allyes management to remain, the Allyes team wanted to receive free shares, whereas FM management wanted the group to invest in shares of Allyes on the basis of the US$35 million valuation based on an independent valuation performed in 2009. In order to convince the Allyes team to invest, the FM CEO and CFO put forward their own capital to show their confidence in Allyes and in the valuation, and thus successfully incentivized the Allyes team to invest in the enterprise and commit to its success. Further, in June 2010, an independent third-party valuation firm appraised Allyes at $38 million.

The transaction was approved by all independent directors and included due consideration of a fairness opinion issued by an investment bank.

Hua Guang Chuanzi OOH (“OOH”)

The Report further alleges that the transaction involving OOH improperly benefited insiders. The Company vehemently denies such allegations. The Company purchased OOH at a valuation of approximately US$47.4 million, and additional management bought into the entity at a much higher valuation of approximately US$70 million. The reasons for management’s participation in the transaction is similar to the Allyes situation: existing employees would not have remained had Focus Media management not made a commitment of their own funds to the transaction, at a price significantly higher than that paid by Focus Media in the first instance. For the nine months ended September 30, 2011, we recorded cumulative net profit of US$0.3 million from the OOH business.

False allegation that the Company did not enter into certain acquisitions

The Report alleges that six handset advertising companies Focus Media (the “Six Handset Entities”) acquired never occurred. The claim is false and misunderstands how those transactions were structured.

The Company has historically maintained a variable interest entity, or VIE, structure of ownership of its various PRC-based businesses. The VIE structure enables an offshore listed company, such as Focus Media, to consolidate the onshore businesses through a series of control agreements among various entities and the individual shareholders of the onshore entities.

The Six Handset Entities were acquired in a way that utilized the VIE structure, so that Focus Media took control of those entities without the share ownership of the onshore PRC entities ever changing hands. Accordingly, even though the nominal shareholders of the Six Handset Entities remained unchanged, and no change in shareholders would be found when conducting public searches. In addition, as the Ministry of Information Industries mandates that each company may only have a single value-added telecommunications, or VAT, license, Focus Media left the VAT licenses registered under the entities as acquired to ensure that each such acquired entity could continue to operate independently.

In sum, the VIE structure of these acquisitions was made through contractual arrangements there were clearly disclosed. The VIE structure and the need to maintain the VAT license under the registration of the original companies mean that no registrations or filings were made that would have shown a change in share ownership. The changes in control were achieved through contractual arrangements. The claim that these acquisitions never took place is without foundation and reflects a failure to understand the regulatory and legal framework applicable to companies operating in China.

The Report misinterprets numbers and financial data

The impairment charge relating to the boat and related assets is incorrect as is the reason the Report cites for the impairment. The reason for the impairment for ZHPY was a result of regulatory changes as a result of the Shanghai 2010 World Expo where the government decided to no longer allow boat advertising. The impairment amount relating to ZHPY cited in the Report impairment of $36.9 million is not accurate. The total acquisition cost for ZHPY was $5.1 million, all of which were allocated to intangible assets (i.e. operating and broadcasting rights). In addition, it cost the Company approximately $11 million in building the boat and the LED displays. The total impairment loss associated with ZHPY was $12.7 million.

The Report either misstates and misunderstands specific operating data and numbers or makes allegations that question the motives and business judgment of management. The Company will take all necessary legal measures to defend itself against these charges and to protect the interests of shareholders. In addition, the Company expects that the audit committee will independently look into these charges and take appropriate action, as it deems necessary, in response to them.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) operates China’s largest lifestyle targeted interactive digital media network. The Company offers one of the most comprehensive targeted interactive digital media platforms aimed at Chinese consumers at various urban locations. The increasingly fragmented and mobile lifestyle of Chinese urban consumers has created the need for more efficient media means to capture consumer attention. Focus Media’s mission is to build an increasingly comprehensive and measurable interactive urban media network that reaches consumers at various out-of-home locations.  As of September 30, 2011, Focus Media’s out-of-home lifestyle interactive digital media network had approximately 178,000 LCD displays in about 100,000 commercial buildings that covered more than 100 cities, 426,000 in-elevator poster and digital picture frames in residential buildings that covered 35 cities, approximately 51,000 LCD displays in more than 2,800 hypermarkets, supermarkets and convenience stores and approximately 2,000 movie screens in about 300 movie theaters throughout China.

Investor and Media contact:

Jing Lu
Tel: +86 21 22164155
Email: ir@focusmedia.cn